Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT REGARDING THE COMPLETION OF THE PROCEDURES FOR THE

RELEASE OF THE REGISTRATION OF PLEDGE AND TRUST FOR THE

EXCHANGEABLE CORPORATE BONDS BY THE CONTROLLING SHAREHOLDER

This announcement is made by PetroChina Company Limited (the “Company”) pursuant to Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). Reference is made to the Company’s announcement dated 17 February 2023 (the “Announcement”) in relation to the proposed release of the registration of pledge and trust for the exchangeable corporate bonds by CNPC. Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as those defined in the Announcement.

The Company received a notification from CNPC pursuant to which CNPC had completed the procedures at the Shanghai Branch of China Securities Depository and Clearing Corporation Limited for the release of the registration of pledge and trust of the remaining unexchanged 3,819,948,462 A Shares of the Company, which were the underlying shares of the registration of pledge and trust for the exchangeable corporate bonds issued by CNPC in 2018, held in the CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account (the “18 CNPC EB Special Account”).

Upon the completion of the release of the registration of pledge and trust of the above shares, the security account of CNPC currently holds 150,923,565,570 A Shares of the Company, representing approximately 82.46% of the total issued share capital of the Company; the 18 CNPC EB Special Account ceased to hold any shares of the Company.

By order of the Board

PetroChina Company Limited

Company Secretary

WANG Hua

Beijing, the PRC

3 March 2023

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

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